Mail Stop 7010

                                                March 6, 2006


Mr. Shawn A. Callahan
Metwood, Inc.
819 Naff Road
Boones Mill, VA 24065

	RE:	Metwood, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2005
		Filed September 29, 2005
      File #0-5391


Dear Mr. Callahan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2005

Item 8A. Controls and Procedures
1. We note the disclosure that your Chief Executive Officer and Chief
Financial Officer concluded that the disclosure controls and procedures were effective in alerting management on a timely basis to material information required to be disclosed in your reports filed under the Exchange Act. Confirm to us and revise future annual and quarterly filings to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. See Exchange
Act Rule 13a-15(e). Alternatively you may disclose that your officers concluded that your disclosure controls and procedures are effective without subsequently defining disclosure controls and procedures.

Exhibits 31.1 and 31.2
2. In reviewing your Form 10-KSB/A filed on October 20, 2005, we note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

Form 10-QSB for the quarterly period ended December 31, 2005

Item 3. Controls and Procedures
3. Please tell us and revise future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Ensure that the language you utilize complies with
Exchange Act Rule 13a-15(e). In addition, please note that the evaluation date should be the end of the applicable reporting period.

Exhibits 31.1 and 31.2
4. We note that these certifications do not reflect the language required by Section 302 of Sarbanes-Oxley and our rules under that Section. Please ensure that in future filings your certification language conforms exactly to the applicable rules.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747, or
in her absence, to me at (202) 551-3689.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Shawn A. Callahan
Metwood, Inc.
March 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE